UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-35936

B2GOLD CORP.
(Translation of registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1J1
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
[   ] Form 20-F        [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Explanatory Note

This Report on Form 6-K/A to the Report on Form 6-K furnished to the Commission on August 11, 2016 is being filed to replace the news release dated August 11, 2016 filed as Exhibit 99.2 with an amended news release dated August 12, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2Gold Corp.

Date: August 12, 2016	By:	/s/ Roger Richer
	Name:	Roger Richer
	Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

EXHIBIT 99.1 INCLUDED WITH THIS REPORT IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-10 (FILE NO. 333-208506) AND FORM S-8 (FILE NOS. 333-206811, 333-200228 AND 333-192555), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit
No.	Description
99.1*	Equity Distribution Agreement dated August 11, 2016
99.2	News Release dated August 12, 2016

* Previously filed.